SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, Brazil - June 11, 2003

Embratel Participações S.A.
NYSE: EMT; BOVESPA: EBTP3, EBTP4

The Company holds 98.8 percent of
Empresa Brasileira de Telecomunicações S.A.
("Embratel").

                                ADR RATIO CHANGE
                   1 ADR = 5000 PN shares as of June 16, 2003

Embratel Participações announced today that it is implementing a ratio change of its American  Depositary Receipts (ADRs) solely to comply with the minimum share price  (US$1.00)  requirement  for  maintaining  its ADR listing on the New York
Stock  Exchange.  The ratio change will be in the  proportion of 1 ADR = 5000 PN shares and is expected to be effective  as of June 16, 2003.  There is no change in the underlying PN shares.

Embratel is the premier communications  provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the  leading  provider  of data and  Internet  services  in the  country  and is uniquely  positioned  to be the  country's  only  true  national  local  service provider for corporates.  Service offerings: include telephony,  advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate  clients.  Embratel is uniquely positioned to be the all-distance  telecommunications  network of South
America.  The Company's  network is has  countrywide  coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@ embratel.com.br or invest@embratel.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2003

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.